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                                                           EXHIBIT 99(a)(11)


                            Recommended Cash Offer

                                      by

                         Lazard Brothers Co., Limited

                                 on behalf of

                     General Electric Capital Corporation*

     to acquire the whole of the issued and to be issued share capital of

                      Central Transport Rental Group plc

Lazard Brothers announces on behalf of GE Capital that, by means of an offer document dated and posted on 4 August 1997 (the "Offer Document") and by means of this advertisement, Lazard Brothers is making a recommended cash offer on behalf of GE Capital to acquire all of the issued and to be issued shares and American Depositary Shares (as evidenced by American Depositary Receipts) of CTR. Terms defined in the Offer Document have the same meanings in this advertisement.

Subject to the Offer becoming or being declared wholly unconditional, a CTR shareholder who validly accepts the Offer will receive 16 pence in cash for every CTR Share. A CTR ADS holder who validly accepts the Offer will receive 48 pence in cash for every CTR ADS.

The full terms and conditions of the Offer (including details of how the Offer may be accepted) are set out in the Offer Document and the Acceptance Form accompanying the Offer Document.

CTR shareholders and CTR ADS holders who accept the Offer may rely only on the Offer Document and the Acceptance Form for all the terms and conditions of the Offer.

The Offer is, by means of this advertisement, being extended to all persons to whom the Offer Document may not be despatched who hold, or who are entitled to have allotted or issued to them, CTR Shares and/or CTR ADSs. Such persons are informed that copies of the Offer Document and Acceptance Form are available for collection from The Royal Bank of Scotland plc, Registrar's Department, New Issues Section, PO Box 633, 5-10 Great Tower Street, London EC3R.

The Offer, which is made by means of the Offer Document and this advertisement, will be open for acceptance until 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 2 September 1997 (or such later time(s) and/or date(s) as GE Capital, subject to the rules of the City Code, may decide).

The board of CTR, which has been so advised by Deutsche Morgan Grenfell, has stated that it considers the terms of the Offer to be fair and reasonable. Accordingly, the directors of CTR have unanimously recommended all holders of CTR Shares and CTR ADSs to accept the Offer, as they have irrevocably undertaken to do in respect of their personal holdings of 20,000 CTR

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Shares and options in respect of a further 2 million CTR Shares. In providing advice to the board of CTR, Deutsche Morgan Grenfell has taken account of the commercial assessments of the directors of CTR.

This advertisement, which is published on behalf of GE Capital by Lazard Brothers, has been approved by Lazard Brothers solely for the purposes of section 57 of the Financial Services Act 1986. Lazard Brothers which is regulated in the UK by The Securities and Futures Authority Limited, is acting for GE Capital and no one else in connection with the Offer and will not be responsible to anyone other than GE Capital for providing the protections afforded to its customers nor for giving advice in relation to the Offer. Lazard Brothers is acting through Lazard Freres for the purposes of making the Offer in and into the United States.

Deutsche Morgan Grenfell, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for CTR and no one else in connection with the Offer and will not be responsible to anyone other than CTR for providing the protections afforded to their customers nor for giving advice in relation to the Offer.

4 August 1997

*General Electric Capital Corporation is a wholly owned subsidiary of General

Electric Company, USA, not connected with the UK company of a similar name.